UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

KENON HOLDINGS LTD.

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

Y46717 107

(CUSIP Number)

Cyril Pierre-Jean Ducau

Ansonia Holdings Singapore B.V.

1 Temasek Avenue

#37-02B, Millenia Tower

Singapore 039192

+65 (6433) 5292

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: Y46717 107

1.	Names of Reporting Persons: Ansonia Holdings Singapore B.V. I.R.S. Identification Nos. of above persons (entities only): 0000000
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31,156,869
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 31,156,869
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,156,869
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.
13.	Percent of Class Represented by Amount in Row (11) 58.0% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	For purposes of calculating beneficial ownership of the Reporting Person, the Reporting Person has used the total number of Ordinary Shares, no par value outstanding, which was reported as 53,693,975 by the Issuer in its Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 22, 2016 (the “2015 Annual Report”) and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Statement of

ANSONIA HOLDINGS SINGAPORE B.V.

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

KENON HOLDINGS LTD.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is filed by Ansonia Holdings Singapore B.V., formerly known as Ansonia Holdings B.V. (the “Reporting Person”) with respect to ownership of the ordinary shares, no par value (the “Ordinary Shares”), of Kenon Holdings Ltd., a company organized under the laws of Singapore (the “Issuer” or “Kenon”), and amends and supplements the Schedule 13D filed on January 16, 2015 (the “Original Schedule 13D”), as amended on April 7, 2015 (“Amendment No. 1”), January 11, 2016 (“Amendment No. 2”) and June 24, 2016 (“Amendment No. 3” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, and this Amendment No. 4, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 shall have the meanings set forth in Amendment No. 3.

This Amendment No. 4 is being filed to amend Items 2, 3, 4, and 5 of the Schedule 13D as follows:

Item 2. Identity and Background

Schedule I of the Schedule 13D is hereby amended and restated in its entirety with Schedule I attached hereto, which is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated as follows:

On January 9, 2015 (the “Acquisition Date”), Israel Corporation Ltd., the Issuer’s former parent company, completed the distribution, by means of a dividend, of all of the Ordinary Shares of Kenon to Israel Corporation’s shareholders as of that date, including Millenium Investments Elad Ltd. (“Millenium”), Kirby Enterprises Inc. (“Kirby”), Mr. Idan Ofer and XT Investments Group Ltd. (“XT”) in a spin-off transaction (the “Spin-Off”). As a result of the Spin-Off, Kenon became a separate, publicly traded company.

On the Acquisition Date, Millenium transferred 20,235,298 of the Ordinary Shares it received as a result of the Spin-Off to the Reporting Person pursuant to a share purchase agreement with the Reporting Person dated the Acquisition Date (the “Millenium Share Purchase Agreement”). Pursuant to the Millenium Share Purchase Agreement, the Reporting Person paid a price of approximately 79 ILS (Israeli shekels) per Ordinary Share, which equals the average closing price per Ordinary Share on the TASE for the first three days that Kenon’s Ordinary Shares were traded on the TASE (the “Millenium Purchase Price”). The Millenium Purchase Price was paid by the Reporting Person through the off-set against dividends paid to the Reporting Person.

On the Acquisition Date, Kirby transferred all of the Ordinary Shares it received as a result of the Spin-Off (399,378) to the Reporting Person pursuant to a share purchase agreement with the Reporting Person dated the Acquisition Date (the “Kirby Share Purchase Agreement”). Pursuant to the Kirby Share Purchase Agreement, the Reporting Person paid a price of approximately 79 ILS (Israeli shekels) per Ordinary Share, which equals the average closing price per Ordinary Share on the TASE for the first three days that Kenon’s Ordinary Shares were traded on the TASE (the “Kirby Purchase Price”). The Kirby Purchase Price was paid by the Reporting Person to Kirby in the form of an interest-free obligation extended by Kirby to the Reporting Person.

On the Acquisition Date, Mr. Ofer transferred all of the Ordinary Shares he received as a result of the Spin-Off (2,076,193) to the Reporting Person pursuant to a share purchase agreement with the Reporting Person dated the Acquisition Date (the “Ofer Share Purchase Agreement”). Pursuant to the Ofer Share Purchase Agreement, the Reporting Person paid a price of approximately 79 ILS (Israeli shekels) per Ordinary Share, which equals the average closing price per Ordinary Share on the TASE for the first three days that Kenon’s Ordinary Shares were traded on the TASE (the “Ofer Purchase Price”). The Ofer Purchase Price was paid by the Reporting Person to Ofer in the form of an interest-free obligation extended by Ofer to the Reporting Person.

On April 2, 2015, the Reporting Person acquired 1,073,000 Ordinary Shares, representing 2% of the Issuer’s outstanding share capital, at a purchase price of 81.162 ILS (Israeli shekels) per Ordinary Share in a private transaction from Bank Leumi Le-Israel B.M. (“Bank Leumi”). On April 7, 2015, the Reporting Person acquired an additional 1,073,000 Ordinary Shares at a purchase price of 81.162 ILS (Israeli shekels) per Ordinary Share in a private transaction from Bank Leumi. The Reporting Person obtained the necessary funds for these purchases from Court Investments Ltd. (“Court”), the 100% owner of the Reporting Person’s parent, in the form of an unsecured loan, bearing no interest.

On June 23, 2016, the Reporting Person acquired 3,800,000 Ordinary Shares, representing 7.1% of the Issuer’s outstanding share capital, at a purchase price of 42 ILS (Israeli shekels) per Ordinary Share in a private transaction from Bank Leumi. The Reporting Person obtained the necessary funds for such purchase from Court, in the form of an unsecured loan, bearing no interest.

On January 24, 2017, the Reporting Person agreed to acquire 2,500,000 Ordinary Shares, representing 4.7% of the Issuer’s outstanding share capital, at a purchase price of 45 ILS (Israeli shekels) per Ordinary Share in a private transaction from Bank Leumi. The Reporting Person obtained the necessary funds for such purchase from Court, in the form of an unsecured loan, bearing no interest.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated as follows:

The Reporting Person acquired the securities described in this Schedule 13D pursuant to the transactions described above and currently intends to hold such shares for investment purposes. Cyril Pierre-Jean Ducau, a Director of the Reporting Person, also serves as a director on the board of directors of the Issuer. In addition, the Reporting Person has beneficial ownership of 58.0% of the Issuer’s Ordinary Shares. Accordingly, the Reporting Person will have the ability to control, or exert a significant influence over, the board of directors of the Issuer, and will continue to have significant influence over its affairs for the foreseeable future, including with respect to the election of directors, the consummation of significant corporate transactions, amendments of the Issuer’s constitution, a merger or other sale of the Issuer or its assets, and all matters requiring shareholder approval.

Other than as set forth in this Schedule 13D, including in Item 6, the Reporting Person has no present plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; provided that, as noted in the Issuer’s 2015 Annual Report, the Issuer may adopt plans or proposals that may relate to, or may result in, such sales or transfers;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s constitution or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated in items (a)-(i) above.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future opportunistically determine (i) to acquire additional securities of the Issuer, through open market purchases, private transactions or otherwise, based on the facts and circumstances prevailing at such time, as well as continually evolving market conditions and outlooks, none of which are predictable at this time, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are amended and restated as follows:

(a) The Reporting Person is the beneficial owner of 31,156,869 Ordinary Shares. The 31,156,869 Ordinary Shares constitute approximately 58.0% of the outstanding Ordinary Shares, based on 53,693,975 Ordinary Shares outstanding, as reported by the Issuer in its 2015 Annual Report and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. A discretionary trust, in which Idan Ofer is the prime beneficiary, indirectly holds 100% of the Reporting Person.

(b) The Reporting Person has the sole power to vote or to direct the voting of 31,156,869 Ordinary Shares beneficially owned by it and has the sole power to dispose or direct the disposition of 31,156,869 Ordinary Shares.

(c) Other than as disclosed in this Schedule 13D, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Ordinary Shares during the 60 days preceding the date hereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 25, 2017	ANSONIA HOLDINGS SINGAPORE B.V.

	By:	/s/ Cyril Ducau
Name: Cyril Ducau Title: Director

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

ANSONIA HOLDINGS SINGAPORE B.V.

The name and present principal occupation of each director and executive officer of Ansonia Holdings Singapore B.V. (“Ansonia”) are set forth below.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)	Country of Citizenship
Cyril Pierre-Jean Ducau 1 Temasek Avenue #37-02B, Millenia Tower, Singapore 039192	Business Executive	France

David Tou Sin Chen 1 Temasek Avenue #37-02B, Millenia Tower, Singapore 039192	Business Executive	Singapore

Kenneth Lai 1 Temasek Avenue #37-02B, Millenia Tower, Singapore 039192	Business Executive	Singapore

DIRECTORS AND EXECUTIVE OFFICERS

OF

JELANY CORPORATION N.V.

The name and present principal occupation of each director and executive officer of Jelany Corporation N.V. (“Jelany”) are set forth below.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)	Country of Citizenship
Cyril Pierre-Jean Ducau 1 Temasek Avenue #37-02B, Millenia Tower, Singapore 039192	Business Executive	France

David Tou Sin Chen 1 Temasek Avenue #37-02B, Millenia Tower, Singapore 039192	Business Executive	Singapore

DIRECTORS AND EXECUTIVE OFFICERS

OF

COURT INVESTMENTS LTD.

The name and present principal occupation of each director and executive officer of Court Investments Ltd. (“Court”) are set forth below.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)	Country of Citizenship
John Frank Megginson Le Montaigne, 7 Avenue de Grande Bretagne, MC 98000, Monaco	Business Executive	United Kingdom

John Paul Caseley Le Montaigne, 7 Avenue de Grande Bretagne, MC 98000, Monaco	Business Executive	United Kingdom

Karen Anne Carson Le Montaigne, 7 Avenue de Grande Bretagne, MC 98000, Monaco	Corporate Secretary	United Kingdom